SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

May 7, 2021

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):—

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):—

Announcement of LM Ericsson Telephone Company, May 7, 2021 regarding “Ericsson and Samsung sign global patent license agreement”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: May 7, 2021

PRESS RELEASE May 7, 2021

Ericsson and Samsung sign global patent license agreement

•	Agreement includes global patent cross license of cellular technologies, including 5G

•	Settlement ends all ongoing patent related legal disputes between the parties

•	In the second quarter 2021, IPR licensing revenues are expected to be SEK 2.0 b. to 2.5 b.

Ericsson (NASDAQ: ERIC) and Samsung have reached a multi-year agreement on global patent licenses between the two companies, including patents relating to all cellular technologies. The cross-license agreement covers sales of network infrastructure and handsets from January 1, 2021.

Furthermore, Ericsson and Samsung have agreed on technology cooperation projects to advance the mobile industry in open standardization and create valuable solutions for consumers and enterprises.

This settlement ends complaints filed by both companies before the United States International Trade Commission (USITC) as well as the ongoing lawsuits in several countries and confirms the value of the strong patent portfolios of both companies. The details of the agreement are confidential and will not be disclosed.

Ericsson’s IPR licensing revenues continue to be affected by several factors, mainly expired patent license agreements pending renewal, geopolitical impact on the handset market, technology shift from 4G to 5G, and possible currency effects going forward. In the second quarter 2021, IPR licensing revenues, including the new agreement covering sales from January 1, 2021, are expected to be SEK 2.0 b to 2.5 b.

Christina Petersson, Chief Intellectual Property Officer at Ericsson says: “We are delighted to sign a mutually beneficial agreement with Samsung. This important deal confirms the value of our patent portfolio and further illustrates Ericsson’s commitment to FRAND principles.”

Over several decades, Ericsson has made significant investments in R&D and in developing global mobile standards and is committed to licensing its standard-essential patents on fair, reasonable and non-discriminatory (FRAND) terms for the benefit of consumers and enterprises everywhere. The FRAND system allows access to technology and intellectual property, developed by inventors like Ericsson, and also rewards those inventors for their major up-front investment in R&D in each mobile generation.

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PRESS RELEASE May 7, 2021

The value of Ericsson’s IP portfolio extends to more than 57,000 granted patents and is strengthened by annual investment in R&D of approx. SEK 40 b. With a leading global position in 5G, the company is confident of growing its IPR revenues long term, thereby further maximizing the value of the overall patent portfolio.

NOTES TO EDITORS:

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FOR FURTHER INFORMATION, PLEASE CONTACT:

Contact person

Peter Nyquist, Head of Investor Relations

Phone: +46 705 75 29 06

E-mail: peter.nyquist@ericsson.com

Investors

Stefan Jelvin, Director, Investor Relations

Phone: +46 709 86 02 27

E-mail: stefan.jelvin@ericsson.com

Lena Häggblom, Director, Investor Relations

Phone: +46 72 593 27 78

E-mail: lena.haggblom@ericsson.com

Media

Peter Olofsson, Head of External Relations Business & Technology

Phone: +46 702 67 34 45

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

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PRESS RELEASE May 7, 2021

ABOUT ERICSSON

Ericsson enables communications service providers to capture the full value of connectivity. The company’s portfolio spans Networks, Digital Services, Managed Services, and Emerging Business and is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s investments in innovation have delivered the benefits of telephony and mobile broadband to billions of people around the world. The Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

Forward-looking statements

This release includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, in particular the following:

•	Our goals, strategies, planning assumptions and operational or financial performance expectations

•	Industry trends, future characteristics and development of the markets in which we operate

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

•	The ability to deliver on future plans and to realize potential for future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•	The time until acquired entities and businesses will be integrated and accretive to income

•	Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.

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PRESS RELEASE May 7, 2021

The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to, the factors described in the section “Risk Factors” in the latest interim report, and in “Risk Factors” in the Annual Report 2020.

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this release, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulations.

This information is information that Telefonaktiebolaget LM Ericsson is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above at 08:00 am CEST on May 7, 2021.

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